October 3, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director

Re:	El Paso Pipeline Partners, L.P. Registration Statement on Form S-1 Filed August 31, 2007 File No. 333-145835
Ladies and Gentlemen:
     We have received your letter dated September 28, 2007, pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on our Registration Statement on Form S-1 filed with the SEC on August 31, 2007 (File No. 333-145835) (the “Registration Statement”). In response to your comments, we have filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and are submitting this response letter to you.
     For your convenience, the comments contained in your letter are set forth below verbatim in italicized text followed by our response. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1.
General
1.	Please file all required exhibits, such as the underwriting agreement, the omnibus agreement and legal opinions in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response: We have filed additional exhibits with Amendment No. 1 and will continue to file omitted exhibits as soon as practicable.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Please note that when you file your next pre-effective amendment containing complete pricing-related information, we may have additional comments.

Response: We acknowledge the Staff’s comment, and we undertake to file as much information as possible throughout the Registration Statement that we are not entitled to

Securities and Exchange Commission
Division of Corporation Finance
October 3, 2007

omit under Rule 430A in this Amendment No. 1 and in future amendments. When such information is available, we will provide it to the Staff for review in a timely manner prior to our distribution of preliminary prospectuses.
Summary, page 1
3.	Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. A portion of your summary appears to repeat information fully discussed later in your document. For example, the discussion entitled “Our Assets” on page 1 is identical to your disclosure on page 96 and your discussion of “Our Relationship with El Paso Corporation” on page 5 is identical to your disclosure on page 101. These are only examples, please review your summary and revise to eliminate unnecessary duplicative disclosure.

Response: We have revised and abbreviated the summary in response to the Staff’s comment. We believe we have reduced our disclosure in this section minimizing duplication of information from other sections of the prospectus with the preservation of core information that we believe is especially important to investment decisions of a prospective purchaser of our common units. We believe that we have provided a brief overview of the key aspects of the offering described in more detail elsewhere in the prospectus as required by Instruction 503(a) of Regulation S-K.

4.	Please balance the disclosure of El Paso’s revenues and earnings before interest and taxes with disclosure of its net income.

Response: We have revised the disclosure accordingly. Please see page 5 and corresponding language on page 102.
Summary Historical and Pro Forma Financial and Operating Data, page 14
5.	Please consider presenting three years of pro forma earnings from unconsolidated affiliates for CIG and SNG under “Unconsolidated Affiliates”. We note that you have presented three years of pro forma consolidated statements of income in your pro forma financial statements for El Paso Pipeline Partners, L.P. beginning on page F-3. This comment also applies to your Selected Historical and Pro Forma Financial and Operating Data on page 79.

Response: We have revised the presentation under “Summary Historical and Pro Forma Financial and Operating Data” and “Selected Historical and Pro Forma Financial and Operating Data” to include our 10% share of the pro forma net income for both CIG and SNG for the three years in the period ended December 31, 2006. Please see pages 15 and 79.

Securities and Exchange Commission
Division of Corporation Finance
October 3, 2007

Risk Factors, page 18
6.	In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
•	Our operations are subject to operational..., page 31

•	There is no existing market for our common units ..., page 40

•	We will incur increased costs as a result of being a publicly-traded partnership, page 40
Please note these are examples only. Review your entire risk factor section and revise as necessary.

Response: We have reviewed our entire risk factor section in response to your comment. Our revisions include changes to the following risk factors:
•	Any significant decrease in supplies of natural gas..., page 24

•	Our operations are subject to operational hazards..., page 25

•	The credit and risk profile of our general partner..., page 28

•	We do not insure against all potential losses..., page 30

•	The market price for our common units could be adversely affected..., page 39

•	We will incur increased costs as a result of being a publicly-traded partnership..., page 39
We may not have sufficient cash ..., page 19
7.	Please revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide.

Response: We have revised several of the risk factors in response to your comment, including the following:
•	We may not have sufficient cash from operations..., page 19

•	We own 10% minority interests in two of our three primary assets..., page 19-20

•	Certain of our systems’ transportation services..., page 23

•	Increased competition from alternative natural gas transportation..., page 23

•	Our operations are subject to operational hazards..., page 25

•	The revenues of our pipeline businesses are generated..., page 25

Securities and Exchange Commission
Division of Corporation Finance
October 3, 2007

•	Our systems depend on certain key customers..., page 27

•	Neither CIG nor SNG is prohibited form incurring indebtedness..., page 27

•	Restrictions in our anticipated credit facility could limit..., page 27

•	We may incur significant costs and liabilities..., page 29

•	We do not insure against all potential losses..., page 30

•	The market price of our common units could be adversely affected..., page 39

•	We will incur increased costs as a result..., page 39
The assumptions underlying our minimum estimated cash available..., page 21
8.	Please revise to tailor this risk to your company. Please briefly discuss the assumptions underlying your minimum estimated cash available.

Response: We have revised the risk factor “The assumptions underlying our minimum estimated cash available...” accordingly. Please see pages 20 and 21.
Dilution, page 47
9.	Please revise the “net tangible book value per unit before the offering” line in your dilution table to indicate that it is a pro forma calculation.

Response: We have revised the “net tangible book value per unit before the offering” line in the dilution table to indicate that it is a pro forma calculation. Please see page 46.
Our Cash Distribution Policy and Restrictions on Distributions, page 48
Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 48
10.	Please supplement your discussion of CIG and SNG’s cash distribution policies by disclosing the amount of historical quarterly cash distributions made by these entities both on a gross and pro forma proportionate basis for the past two years and the interim period ended June 30, 2007.

Response: We have revised our disclosure to supplement the description of CIG’s and SNG’s cash distribution policies as requested. Historically, CIG and SNG did not make distributions to El Paso, but have participated in El Paso’s cash management program and provided cash to El Paso in exchange for affiliated notes receivable due on demand. Please see page 48.

Securities and Exchange Commission
Division of Corporation Finance
October 3, 2007

Minimum Estimated Cash Available for Distribution for the Twelve-Month Period Ending December 31, 2008, page 56
11.	We note that you have not included historical expansion capital expenditures in your “Unaudited Pro Forma Cash Available for Distribution” for the year ended December 31, 2006 and the twelve months ended June 30, 2007 since these expenditures were assumed to be funded by your parent. However, we would expect you to include an estimate of cash needed for capital expansion projects in your estimates of “Minimum Estimated Cash Available for Distribution for the Twelve-Month Period Ending December 31, 2008” along with an explanation of how you intend to finance these projects. We would also expect an adjustment to cash interest paid if you intend to finance these projects with debt. This comment also applies to CIG and SNG.

Response: We have revised our disclosure to clarify that we expect expansion capital expenditures on the WIC system to be initially funded through borrowings under our new credit facility. Additionally, we have revised our disclosure to clarify that we expect CIG and SNG to fund expansion capital expenditures with capital contributions from their partners, including us, and that we expect to initially fund these capital contributions through borrowings under our new credit facility. Accordingly, we have clarified that the estimated interest expense associated with these borrowings is included in our calculations set forth under “Minimum Estimated Cash Available for Distribution for the Twelve-Month Period Ending December 31, 2008”. Please see pages 59-60, 62 and 64.
Statement of Minimum Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2008, page 59
12.	Please expand footnote (2) in sufficient detail to explain how you arrived at your estimate of other income. This comment also applies to footnotes (4), (6) and (7).

Response: We have expanded the disclosure in footnotes (2), (4), (6) and (7) accordingly. Please see page 58.
Assumptions and Considerations, page 60
13.	Please expand your disclosure of anticipated revenue increases and expenses to include supporting detail on how or why you expect such increases to occur. For example, please discuss why you expect increased revenue of $8 million from continued ramp-up volumes from the Piceance lateral, the $23 million expected increase from the Kandra project and the $3 million increase from Medicine Bow. Please also consider including a discussion of volumetric, price or other operational factors for the year ending December 31, 2006 and the trailing twelve-month period ending June 30, 2007 as a basis for comparison to assist the reader in assessing your expectations.

Securities and Exchange Commission
Division of Corporation Finance
October 3, 2007

Response: We have revised the disclosure in response to the Staff’s comment. Please note that we have provided further disclosure relating to the twelve months ended June 30, 2007 as a basis for comparison as we believe that this more recent period is the most meaningful to a prospective purchaser in assessing our expectations. Please see page 60.

14.	Where you describe two or more business reasons which you expect to contribute to a material increase or decrease in a forecasted item, please quantify, where possible, the extent to which each change is expected to contribute to the overall change in that forecasted item. For example, with respect to the expected decrease in CIG’s Adjusted EBITDA for the twelve months ending December 31, 2008, please quantify the extent to which the expected decrease is attributable to the various contributing factors listed.

Response: We have revised the disclosure in response to the Staff’s comment to quantify the estimated impact of each change when two or more business reasons are expected to contribute to a material increase or decrease in a forecasted item. Please see pages 62 and 63.
Our Capital Expenditures and Capital Contributions to Unconsolidated Affiliates, page 61
15.	Please reconcile your estimate of expansion capital expenditures of approximately $20 million for the twelve months ending December 31, 2008 with your disclosure on page 1 which indicates that your estimate of costs for your two major expansion projects in progress on the WIC system is approximately $185 million, of which approximately $51 million has been spent as of June 30, 2007. Since your Kandra lateral pipeline and the Medicine Bow compression projects are expected to be placed into service in January 2008 and in July 2008, respectively, we would expect your estimate of expansion capital expenditures for the twelve months ending December 31, 2008 to be the difference between the expenditures spent to date and the expected total cost. If these expansion costs have been incurred since June 30, 2007 and you anticipate further costs prior to January 1, 2008, please revise your disclosure to indicate this fact.

Response: We have reconciled the estimate of capital expenditures of approximately $20 million for the twelve months ending December 31, 2008 with the disclosure on page 1 by clarifying that the estimate of approximately $20 million for the twelve months ending December 31, 2008 is derived by deducting the approximately $51 million that was already spent as of June 30, 2007 and the approximately $114 million expected to be spent prior to January 1, 2008. Please see page 60.

16.	Please expand your disclosure on your estimates of required capital contributions to CIG and SNG for the twelve months ending December 31, 2008. Your disclosure should detail how you arrived at your estimates of your proportionate shares of the expansion capital projects of these investees.

Securities and Exchange Commission
Division of Corporation Finance
October 3, 2007

Response: We have revised the disclosure in response to the Staff’s comment. Please see pages 48 and 60.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 84
17.	We note your discussion of trends that may impact your business. Please note that Item 303(a) (3) (ii) of Regulation S-K also requires, as applicable, a discussion of any known uncertainties that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. Further, please discuss in reasonable detail:
•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in short and long term and the actions you are taking to address them.
See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: We have revised the disclosure in response to the Staff’s comment and added a discussion under the heading “Factors That Impact Our Business”. Please see pages 86 and 87.

18.	We note your references to studies published by Energy and Environmental Analysis, Inc. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. Further, if you commissioned the study you must also file as an exhibit, the author’s consent to be named in the registration statement.

Response: We will forward copies of the studies referenced in the Registration Statement published by Energy and Environmental Analysis, Inc. under separate cover. We have not commissioned any studies disclosed in the Registration Statement.
Management, page 127
19.	Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

Response: The directors named in the Registration Statement will be parties to a Director Indemnification Agreement, which we will file as an exhibit to the Registration Statement. There are no additional arrangements pursuant to which the directors named in the Registration Statement have been named as directors.

Securities and Exchange Commission
Division of Corporation Finance
October 3, 2007

20.	Please disclose the amount of time each of your general partner’s officers and directors devote to your business.

Response: We have revised the disclosure to clarify the estimated amount of their professional time the executive officers of the general partner will initially devote to our business. We advise the Staff that this amount of time is only an estimate and, moreover, that the amount of time may increase or decrease in future periods. Please see page 128.

21.	Please disclose which executive officers of your general partner or a subsidiary of El Paso will manage and conduct your operations.

Response: We have revised the disclosure to clarify that each of the executive officers named in the Registration Statement will manage and conduct our operations. Please see page 128.

22.	We note here that you disclose that at least one member of the board of directors will be independent but on page 6 you disclose that three members will be independent. Please reconcile your disclosure and also identify the one or three independent members of the board. Please also name the members of the audit committee and identify the members of the committee that meet the independence and experience standards of the NYSE.

Response: We have revised the disclosure to clarify that we anticipate that El Paso Corporation will appoint one independent director to the board of directors of our general partner by the closing of our offering and that the members of the audit committee will be phased-in in compliance with the rules of the NYSE. Please note that we have stated in the last sentence of the third paragraph on page 128 under the caption “Management” that the independent members of the board of directors of the general partner will serve as the members of the audit committee of the general partner.
Unaudited Pro Forma Consolidated Financial Statements
El Paso Pipeline Partners, L.P.
Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-11
23.	We note that El Paso will contribute a 10% general partner interest in each of CIG and SNG to you in connection with the initial public offering of your Partnership units. Please expand your disclosure to clarify the basis for your conclusion that your interest in these entities should be accounted for under the equity method.

Response: We have expanded our disclosure to clarify the basis for our conclusion that our interests in CIG and SNG, once contributed, will be accounted for using the equity method of accounting. Please note that our conclusions regarding our basis for this

Securities and Exchange Commission
Division of Corporation Finance
October 3, 2007

accounting were previously communicated to the staff in our pre-clearance letter dated July 16, 2007. As stated in that letter, our conclusions are based on the Partnership’s significant influence (as defined by paragraph 17 of APB 18) over both CIG and SNG based on the common ownership of the common stock of CIG and SNG by El Paso Corporation and the indirect ownership of these 10% general partner interests by El Paso Corporation. Furthermore, given that these interests will be in a partnership, we believe that the Staff’s comments in EITF Topic D-46 would apply. In their comments, the Staff clarified its view that limited partnership investments of more than 3 to 5 percent are considered to be more than minor, and therefore should be accounted for using the equity method. Although the Partnership’s partnership interests would be general partner interests rather than limited partner interests, we believe the situations are analogous. Please see page F-11.
Exhibit 23.1 and 23.2
24.	An updated signed consent should be filed as an exhibit with each amendment to your Form S-1. Accordingly, please obtain an updated consent from your independent auditors.

Response: We acknowledge the Staff’s comment and will undertake to obtain and file updated consents from our independent auditors with Amendment No. 1 and any future amendments.

25.	We note the inclusion of the report of the auditors of Citrus Corp. on page F-91 in your filing. Please request your auditors to revise their consent presented in Exhibit 23.2 to include reference to their report dated February 26, 2007 relating to the financial statements of Citrus Corp. as of December 31, 2006 and for each of the three years in the period ended December 31, 2006.

Response: Please note that Exhibit 23.3 includes reference to the PricewaterhouseCoopers LLP report dated February 26, 2007 relating to the financial statements of Citrus Corp. and Subsidiaries as of December 31, 2006 and for each of the three years in the period ended December 31, 2006. Please also note that we have filed updated consents with Amendment No. 1 and will undertake to obtain and file updated consents with any future amendments.
* * * *

Securities and Exchange Commission
Division of Corporation Finance
October 3, 2007

     We are filing this letter and Amendment No. 1 to the Registration Statement today via EDGAR.
     Please note that upon filing our acceleration request of the effective date of the pending Registration Statement, we will furnish a letter acknowledging that:
•	should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy or the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further comments, please contact the undersigned by telephone at (713) 420-5700 or by fax at (713) 420-2024, with a copy to G. Michael O’Leary of Andrews Kurth LLP, by fax at (713) 238-7130. We thank you in advance for your prompt consideration of our responses.

Very truly yours, EL PASO PIPELINE PARTNERS, L.P.
By:	EL PASO PIPELINE GP COMPANY, L.L.C., its general partner

By:	/s/ John R. Sult
	Name:	John R. Sult
	Title:	Senior Vice President, Chief Financial Officer and Controller

Enclosures

cc:	Regina A. Balderas, SEC
William Choi, SEC
Scott Anderegg, SEC
Ellie Quarles, SEC
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
David P. Oelman, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.